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Exhibit 21

List of Significant Subsidiaries at January 30, 2010

Name of Subsidiary	State or Country of Organization
Coldwater Creek U.S. Inc.	Delaware
Aspenwood Advertising, Inc.	Delaware
Coldwater Creek The Spa Inc.	Idaho
Coldwater Creek Merchandising & Logistics Inc.	Delaware

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  Exhibit 21